December 21, 2009

VIA EDGAR AND MAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Andrew Mew

Accounting Branch Chief

Dear Sirs:

Re: General Metals Corporation File No. 0-30230 Form 10-K for the fiscal year ended April 30, 2009 Filed August 13, 2009 Form 10-Q for the fiscal period ended July 31, 2009 Filed September 18, 2009

We refer to your letter of November 17, 2009 addressed to the Company with your comments on the Company's Form 10-K for the fiscal year ended April 30, 2009 filed August 13, 2009 and Form 10-Q for the fiscal period ended July 31, 2009 filed September 18, 2009.

We respectfully request an extension of time to address these issues.  As we work through limited staff availability and capacity, and with the interruption of the holidays upon us, we ask for an extension until January 8, 2010 in order to fully respond to the letter.

Sincerely;

GENERAL METALS CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com